SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): August 19, 2004

Nortek, Inc.
(Exact name of registrant as specified in charter)

Delaware	333-25505	05-0314991
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

50 Kennedy Plaza, Providence, Rhode Island	02903-2360
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (401) 751-1600

Item 5.   **OTHER EVENTS AND REGULATION FD DISCLOSURE**

On August 17, 2004, Nortek, Inc. ("Nortek") and its parent company, Nortek Holdings, Inc. ("Nortek Holdings"), publicly announced that they have extended the expiration date for Nortek's previously announced tender offers to purchase for cash all of its outstanding 9.875% Senior Subordinated Notes due June 15, 2011 and Senior Floating Rate Notes due 2010 and Nortek Holdings' previously announced tender offer to purchase for cash all of its outstanding 10% Senior Discount Notes due 2011 from 9:00 a.m., New York City time, on August 17, 2004 until 9:00 a.m., New York City time, on August 27, 2004.

Item 7.   **FINANCIAL STATEMENTS AND EXHIBITS**

(c)   Exhibits

99.1   Press release, dated August 17, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTEK, INC.

By: /s/ Edward J. Cooney
     Name: Edward J. Cooney
     Title: Vice President and Treasurer

Date: August 19, 2004

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
99.1	Press release, dated August 17, 2004.